Exhibit 12.01

Haynes International, Inc.
Ratio of Earnings Before Fixed Charges to Fixed Charges

		1999		2000	2001	2002	2003
Line 1	Income (loss) before income taxes, extraordinary item and cumulative effect effect of a change in accounting principle	$(5,755)		$(6,977)	$894	$1,599	$(13,724)
Line 2	Interest on indebtedness	19,102		21,494	21,857	19,269	18,521
Line 3	Amortization of debt issuance costs	1,246		1,152	1,308	1,316	1,203
Line 4	Estimated interest portion of rental expense	702		785	900	824	721

Line 5	Total earnings before fixed charges	$15,295		$16,454	$24,959	$23,008	$6,721

Line 6	Interest on indebtedness	19,197	(1)	21,494	21,857	19,269	18,521
Line 7	Amortization of debt issuance costs	1,246		1,152	1,308	1,316	1,203
Line 8	Estimated interest portion of rental expense	702		785	900	824	721

Line 9	Total fixed charges	$21,145		$23,431	$24,065	$21,409	$20,445

Ratio of earnings before fixed charges to fixed charges		N/A(2)		N/A(2)	1.04	1.07	N/A(2)

(1)	Includes $95 for 1999 of capitalized interest expense.
(2)	Earnings before fixed charges were insufficient to cover fixed charges in 1999, 2000 and 2003 in the amounts of $5,850, $6,977, and $13,724, respectively.